FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2004

CREAM MINERALS LTD.

(Translation of registrant's name into English)

Suite 1400 - 570 Granville Street Vancouver, B.C.  V6C 3P1

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cream Minerals Ltd

(Registrant)

By:/s/ Rodrigo Romo

(Signature)

Rodrigo A. Romo, Legal Assistant

Date: February  4, 2003

CREAM MINERALS LTD.

1400 - 570 Granville Street

Vancouver, B.C. Canada V6C 3P1

www.creamminerals.com

December 19, 2003

CMA: TSX Venture Exchange

CRMXF: OTC Bulletin Board

CREAM GRANTS STOCK OPTIONS

Cream Minerals Ltd. (CMA-TSX Venture) ("Cream") has granted incentive stock options to directors, officers, employees and consultants, exercisable for an aggregate 1,230,300 common shares over a five-year period expiring December 18, 2008, at a price of $0.54 per share, being the closing price of the Company's shares on the TSX Venture Exchange on December 18, 2003.  The options were issued in accordance with the Company's stock option plan approved by shareholders on June 18, 2003.

The Company's current option plan allows for the issuance of 2,685,000 stock options.  Of the above options, there are 530,300 stock options granted to management company employees and consultants and are the allowable remaining to be issued under the current plan.  It is proposed that the number of options under the plan be increased from 2,685,000 to 4,750,000 common shares.  The increase in the number of shares will be subject to disinterested shareholder approval at the next Annual General Meeting of the Company.  The plan allows for a vesting period of all options granted under the plan as follows: 25% on grant, and 25% every six months thereafter.  No change is to be made to any of the terms of the stock option plan.

The Company has issued 700,000 stock options to directors and officers pursuant to shareholder approval of the increase in authorized stock options.

Frank A. Lang
President

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurray-lyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release

CREAM MINERALS LTD.

1400 - 570 Granville Street

Vancouver, B.C. Canada V6C 3P1

www.creamminerals.com

January 8, 2004

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS ANNOUNCES $1.5 MILLION BROKERED

PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA-TSX Venture and CRMXF - OTCBB) ("Cream Minerals") is pleased to announce that it has entered into an agreement with Canaccord Capital Corporation ("Canaccord") by which Canaccord has agreed to act as agent on a commercially reasonable efforts basis to carry out a private placement of up to 2,307,692 units (the "Units") at a price of $0.65 per Unit, for gross proceeds of up to $1,500,000.  Each Unit is comprised of one common share in the capital of Cream Minerals and one-half of one non-transferable share purchase warrant.  One whole share purchase warrant will entitle the holder to purchase one additional common share of Cream Minerals for a period of one year from closing of this private placement, at an exercise price of $0.75 per common share.  Upon closing of this private placement, Canaccord will receive a commission of 8% in cash, of which Canaccord may elect to be paid up to one-half in Units.  Canaccord will receive 20% in non-transferable Agent's Warrants exercisable for a period of one year from closing at an exercise price of $0.75 and will also receive a cash administration fee and a corporate finance fee in shares of Cream Minerals.

All shares, warrants and any shares issued upon exercise of the warrants with respect to the private placement and Canaccord's compensation are subject to a hold period and may not be traded for four months from closing, except as permitted by the British Columbia Securities Act and the Rules made thereunder and the TSX Venture Exchange.

Proceeds from the private placement will be used for the further exploration on the Company's Nuevo Milenio project in Mexico and for general working capital.

For more information about Cream Minerals Ltd. and its projects please visit the following websites, http://www.sedar.com/ and Cream Minerals' website http://www.creamminerals.com/.

Frank A. Lang, P. Eng

President and CEO

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release.

CREAM MINERALS LTD.

1400 - 570 Granville Street

Vancouver, B.C. Canada V6C 3P1

www.creamminerals.com

January 13, 2004

OTC bulletin board

Symbol:  CRMXF

U.S. 20-F Registration

TSX Venture Exchange

Symbol:  CMA

CREAM MINERALS INCREASES PRIVATE PLACEMENT FINANCING

Cream Minerals Ltd. (CMA-TSX Venture and CRMXF - OTCBB) ("Cream Minerals" the "Company") is pleased to announce that its brokered private placement announced January 8, 2004, has been increased to a total of up to 2,400,00 units (the "Units") at a price of $0.65 per Unit, for gross proceeds of up to $1,560,000.  All other terms remain the same as previously announced on January 8, 2004.

Proceeds from the private placement will be used for the further exploration on the Company's Nuevo Milenio project in Mexico and for general working capital.

Prior to Christmas, four diamond drill holes were completed to slightly over 200 meters in depth, the first two under Dos Hornos at dips of -45o and - 60o and one under Mina Chacuaco at -50o.  Hole DDM#04 was located approximately 100 meters NE towards Mina Nanche at a dip of -45o.

The drilling was completed by B.D.W. Drilling International de Mexico under the supervision of Ferdinand Holcapek P.Eng., Director and General Administrator of Cream Minerals de Mexico S.A. de C.V., a wholly owned subsidiary of the Company.  All samples were shipped December 16, 2003 with assays expected by February 2004.  Drilling recommenced on hole DDH#05 on or about January 7, 2004.

For more information about Cream Minerals Ltd. and its projects please visit the following websites, http://www.sedar.com/ and Cream Minerals' website http://www.creamminerals.com/.

Frank A. Lang, P. Eng

President and CEO

For further information please contact:
Renmark Financial Communications Inc.
Tel:  (514) 939-3989  Fax: (514) 939-3717
Neil Murray-Lyon - Email: nmurraylyon@renmark.com
Sylvain Laberge - Email: slaberge@renmark.com

No regulatory authority has approved or disapproved the information contained in this news release.

FORM 45-102F2

Certificate under Subsection 2.7(2) or (3) of
Multilateral Instrument 45-102 Resale of Securities

1.

Cream Minerals Ltd. (the "Company") has distributed securities under a provision listed in Appendix F to Multilateral Instrument 45-102 or a provision of securities legislation that specifies that the first trade of the securities distributed to an employee, executive, consultant or administrator is subject to section 2.6 or Multilateral Instrument 45-102 and hereby certifies that in respect of a distribution on January 20, 2004, of incentive stock options exercisable for an aggregate of 1,230,300 common shares of the Company for a period of 5 years up to and including December 18, 2008, Cream Minerals Ltd. was a qualifying issuer within the meaning of Multilateral Instrument 45-102 Resale of Securities at the distribution date.

DATED at Vancouver, British Columbia this 21st day of January, 2004.

Cream Minerals Ltd.

"Shannon M. Ross"

By:   __________________________________

Shannon M. Ross, Secretary and CFO

INSTRUCTIONS

1.

If the distribution date is on or after the effective date of Multilateral Instrument 45-102 and the issuer or selling security holder has completed 1 above, file this form on or before the tenth day after the distribution date with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.  Section 2.7 has been implemented in Alberta, British Columbia, Newfoundland, Northwest Territories, Nova Scotia, Nunavut, Ontario and Saskatchewan.

2.

If the issuer has completed 2 above, file this form with the securities regulatory authority in each jurisdiction in which a purchaser of the securities is located and section 2.7 of Multilateral Instrument 45-102 has been implemented.